

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2011

<u>Via E-mail</u>
Gregory W. Hunt
Treasurer
YCC Holdings LLC
16 Yankee Candle Way
South Deerfield, MA 01373

> **Re:** **YCC Holdings LLC**
> **Amendment No.2 to Registration Statement on Form S-4**
> **Filed: July 1, 2011**
> **File No.: 333-173505**
>
> **Yankee Holding Corp.**
> **Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed: March 31, 2011**
> **Quarterly Report on Form 10-Q for the Period Ended April 2, 2011**
> **Filed: May 17, 2011**
> **File No.: 333-141699-05**

Dear Mr. Hunt:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>YCC Holdings LLC</u>

<u>Amendment No. 2 to Form S-4</u>

<u>General</u>

1. Please note that comments regarding your confidential treatment request will be sent under separate cover and we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all

issues concerning the confidential treatment request.

Audited Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Sales Recognition, page F-7

2. We note your response to comment four in our letter dated June 23, 2011. It remains unclear what the differences are in your sales recognition policy between those customer agreements that provide for damage allowances and those that do not. Your responses indicate that you record revenue related to both of these types of agreements upon the estimated receipt date by the customer. Please advise or clarify your disclosure as necessary.

3. SAB Topic 13:A.1 states that revenue is generally realized when delivery has occurred. In this regard, please help us understand how you determined it is appropriate to record revenue on the estimated receipt date rather than the actual receipt date.

Yankee Holding Corp.

Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011
Quarterly Report on Form 10-Q for the period ended April 2, 2011

4. Please address the comments above in the future filings of Yankee Holding Corp., as applicable.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail

Carol Anne Huff, Esq.
Kirkland & Ellis LLP